September 2, 2020

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Sherry Haywood

Re:	Maxeon Solar Technologies, Ltd.

Registration Statement on Form F-3

File No. 333-248564

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Maxeon Solar Technologies, Ltd. (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form F-3 (File No. 333-248564) (the “Registration Statement”) be accelerated to 10:00 a.m., Eastern Time, on September 8, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Bradley C. Brasser of Jones Day, at (612) 218-8886.

Please contact Bradley C. Brasser at Jones Day at (612) 218-8886 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Maxeon Solar Technologies, Ltd.

/s/ Joanne Solomon
By:	Joanne Solomon
Title:	Chief Financial Officer

cc:	Randi C. Lesnick, Esq.